Exhibit 99.8

Suite 4&5, Coldstream Office Park, C/O Hendrik Potgieter & Zandvliet Road, Little Falls, Roodepoort, Gauteng, South Africa, Tel: +27 (11) 958 2899 │ Fax: +27 (11) 958 2105 │ www.minxcon.co.za

January 17, 2013

CONSENT OF QUALIFIED PERSON

I, Charles Johannes Muller, have co-authored the technical report entitled, “An Independent Qualified Persons’ Report On Esaase Gold Project in the Ashanti Region, Ghana”, dated November 23, 2012, effective October 10, 2012 (the “Technical Report”).

I hereby consent to the use of my name and reference to the Technical Report in the joint management information circular of PMI Gold Corporation and Keegan Resources Inc. dated January 17, 2013 (the “Circular”) and to the inclusion or extract from, or a summary of, the Technical Report in the written disclosure contained in the Circular.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Technical Report or within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated this 17th day of January, 2013.

/s/ Charles J. Muller
Charles J. Muller (SACNASP)
Director – Mineral Resources
Minxcon (Pty) Ltd.

Directors: NJ Odendaal, D van Heerden, CJ Muller Registration No.: 2004/029587/07